Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES AN UPGRADE IN RATING OF
 ITS SERIES A, B, C NOTES AND A RATING OF A NEW DEBT BY MIDROOG LTD
 FOR AN ADDITIONAL DEBT OF NIS 620 MILLION

Tel Aviv, Israel, March 22, 2007, Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that Midroog Ltd., an affiliate of Moody's Investors Services , has informed EMI that it had approved an upgrade of its rating from “A2” to "A1", on a local scale, for the exsisting Series A,B, C Notes and for a raise of additional series D notes ("Series D Notes") by EMI of up to NIS 620 million.

The Series D Notes will be listed for trade on the "Institutional Retzef" which is trading system for institutional investors in Israel. The Series D Notes will not initially be registered for the trade on the Tel-Aviv Stock Exchange or any other exchange, although EMI has undertaken to use its best efforts to register Series D Notes on the Tel-Aviv Stock Exchange no later than August 30, 2007.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Mr. Shimon Yizhaki, President, commented: “We are very pleased with the faith and confidence which Midroog Ltd. and the Israeli Institutional Investors gave in EMI. All series of debenture notes raised so far and those expected to be raised in the future will evolve EMI to become an extra liquidity company. Such capital raise is designated for EMI's projects in Eastern Europe, India and for additional investments".

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com